UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)

Jefferies Group, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of class of securities)
472319102
(CUSIP number)
Joseph A. Orlando
Vice President and Chief Financial Officer
Leucadia National Corporation
315 Park Avenue South
New York, New York 10010

with a copy to:

Andrea A. Bernstein, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153

(Name, address and telephone number of person authorized to receive notices and communications)
November 9, 2012
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. 472319102	13D	Page 2

1	NAME OF REPORTING PERSON:		Leucadia National Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	-0-
	8	SHARED VOTING POWER:	58,006,024
	9	SOLE DISPOSITIVE POWER:	-0-
	10	SHARED DISPOSITIVE POWER:	58,066,024
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		58,006,024
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		28.6%
14	TYPE OF REPORTING PERSON:		CO

CUSIP No. 472319102	13D	Page 3

1	NAME OF REPORTING PERSON:		Philcorp Holding LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	-0-
	8	SHARED VOTING POWER:	58,006,024
	9	SOLE DISPOSITIVE POWER:	-0-
	10	SHARED DISPOSITIVE POWER:	58,006,024
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		58,006,024
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		28.6%
14	TYPE OF REPORTING PERSON:		OO

CUSIP No. 472319102	13D	Page 4

1	NAME OF REPORTING PERSON:		Baldwin Enterprises, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	-0-
	8	SHARED VOTING POWER:	58,006,024
	9	SOLE DISPOSITIVE POWER:	-0-
	10	SHARED DISPOSITIVE POWER:	58,006,024
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		58,006,024
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		28.6%
14	TYPE OF REPORTING PERSON:		CO

CUSIP No. 472319102	13D	Page 5

1	NAME OF REPORTING PERSON:		BEI Jeffvest, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	-0-
	8	SHARED VOTING POWER:	58,006,024
	9	SOLE DISPOSITIVE POWER:	-0-
	10	SHARED DISPOSITIVE POWER:	58,006,024
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		58,006,024
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		28.6%
14	TYPE OF REPORTING PERSON:		OO

CUSIP No. 472319102	13D	Page 6

This Amendment No. 5 (this “Amendment”) amends the Statement on Schedule 13D originally filed on April 30, 2008 (the “Original Schedule”) by the Leucadia National Corporation (“Leucadia”) and certain subsidiaries thereof, which was subsequently amended (the Original Schedule as amended, is referred to as the “Schedule 13D”) and is filed by and on behalf of the Reporting Persons defined herein with respect to the common stock, $0.0001 par value per share (the “Common Stock”), of Jefferies Group, Inc., a Delaware corporation (“Jefferies”).  Unless otherwise indicated, all capitalized terms used herein have the meaning ascribed to them in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended to add the following:

Item 4 is incorporated by reference herein.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended to add the following:

On November 11, 2012, Leucadia and its wholly-owned subsidiary, Limestone Merger Sub, LLC, entered into an Agreement and Plan of Merger with Jefferies and its subsidiaries, JSP Holdings, Inc., and Jasper Merger Sub, Inc. (the “Merger Agreement”) pursuant to which, subject to the terms and conditions of the Merger Agreement, Jefferies will become a wholly-owned subsidiary of Leucadia (the “Merger”).

At the effective time of the Merger, each former Jefferies share of Common Stock (excluding Jefferies shares held by Leucadia), will be converted into the right to receive 0.81 of a Leucadia common share (the “Exchange Ratio”).  The Exchange Ratio is fixed and will not be adjusted for changes in the market value of the Common Stock or the Leucadia common shares.

Leucadia will not assume or guarantee any of Jefferies’ outstanding debt securities, but Jefferies’ 3.875% Convertible Senior Debentures due 2029 will become convertible into common shares of Leucadia following the Merger, giving effect to the Exchange Ratio.  Additionally, if not redeemed by Jefferies prior to the effective time of the Merger, Jefferies’ 3.25% Series A Convertible Cumulative Preferred Stock will be exchanged for a comparable series of convertible preferred shares of Leucadia.

In connection with the Merger, each outstanding stock option to purchase shares of Common Stock, each restricted share of Common Stock and each performance based restricted stock unit of Jefferies Common Stock will at the effective time of the Merger, be converted at the Exchange Ratio into an award of options, restricted shares or restricted stock units of Leucadia, with all such awards subject to the same terms and conditions, including, without limitation, vesting and, in the case of performance-based restricted stock units, performance being measured at current targets.

The completion of the Merger is subject to satisfaction or waiver of customary closing conditions, including: approval by the Leucadia shareholders  (by the vote of a majority of the shares cast, assuming a majority of shares outstanding are voted) and by the Jefferies stockholders (by the vote of a majority of the outstanding shares) and the receipt of opinions that the Merger will qualify for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.  The completion of the Merger is not conditioned on receipt of financing by Leucadia.

The Merger Agreement is attached hereto as Exhibit 99.1 and is incorporated by reference.

Voting Agreements

Simultaneously with execution of the Merger Agreement, at the request of Jefferies, Leucadia, and Leucadia’s wholly owned subsidiary, BEI Jeffvest LLC, entered into a Voting Agreement dated November 11, 2012 pursuant

CUSIP No. 472319102	13D	Page 7

to which Leucadia agreed to vote, and to cause its subsidiary to vote, the approximately 28.6% of the outstanding Jefferies Common Stock that they own in favor of the Merger (the “Leucadia Voting Agreement”).

Jefferies also entered into a separate voting agreements with each of (i) Ian M. Cumming, (with respect to 8.64% of the Leucadia’s outstanding common shares) and Joseph S. Steinberg (with respect to 9.63% of the Leucadia’s outstanding common shares) pursuant to which, on a several basis, each has agreed to vote such Leucadia common shares in favor of the Merger (such voting agreements, the “Executive’s Voting Agreements”) and (ii) Richard B. Handler, Chairman of the Board and Chief Executive Officer of Jefferies, and Brian P. Friedman, Chairman of the Executive Committee of Jefferies (the “Jefferies Voting Agreements”) pursuant to which, on a several basis, each has agreed to vote his Jefferies shares in favor of the Merger.

The Leucadia Voting Agreement, the Executive’s Voting Agreements and the Jefferies Voting Agreements (collectively, the “Voting Agreements”) will each terminate upon the earliest of (i) the date on which the Merger becomes effective, (ii) the termination of the Merger Agreement in accordance with its terms and (iii) the mutual agreement of the parties to the Voting Agreement.

The foregoing summary of the Leucadia Voting Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of Exhibit 99.2.

For additional information concerning the Merger, see the Current Report on Form 8-K filed by Leucadia on November 13, 2012.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended to add the following:

The response to Item 4 above is hereby incorporated by reference in its entirety into this Item 6.

ITEM 7.  MATERIAL TO BE FILED AS EXHIIBITS.

Exhibit No.	Description Of Exhibit

99.1
Agreement and Plan of Merger, dated November 11, 2012, by and among Leucadia National Corporation, Limestone Merger Sub, LLC, Jefferies Group, Inc., JSP Holdings, Inc. and Jasper Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Jefferies Group, Inc. on November 13, 2012).

99.2
Voting Agreement, dated November 11, 2012, by and among Leucadia National Corporation, BEI Jeffvest, LLC  and Jefferies Group, Inc. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Jefferies Group, Inc. on November 13, 2012).

99.3
Agreement as to Joint Filing of Schedule 13D, dated of September 22, 2011, by and among Leucadia National Corporation, Phlcorp Holding LLC, Baldwin Enterprises, Inc. and BEI Jeffvest, LLC, as required by Rule 13d-1(k)(1) (incorporated by reference to Exhibit 2 to the Schedule 13D/A filed October 23, 2011).

CUSIP No. 472319102	13D	Page 8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2012

LEUCADIA NATIONAL CORPORATION

By:	/s/ Joseph A. Orlando
Name:	Joseph A. Orlando
Title:	Vice President

PHLCORP HOLDING LLC

By:	/s/ Joseph A. Orlando
Name:	Joseph A. Orlando
Title:	Vice President

BALDWIN ENTERPRISES, INC.

By:	/s/ Joseph A. Orlando
Name:	Joseph A. Orlando
Title:	Vice President
BEI JEFFVEST, LLC

By:	/s/ Joseph A. Orlando
Name:	Joseph A. Orlando
Title	President

CUSIP No. 472319102	13D	Page 9

Exhibit Index

Exhibit No.	Description Of Exhibit

99.1
Agreement and Plan of Merger, dated November 11, 2012, by and among Leucadia National Corporation, Limestone Merger Sub, LLC, Jefferies Group, Inc., JSP Holdings, Inc. and Jasper Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Jefferies Group, Inc. on November 13, 2012).

99.2
Voting Agreement, dated November 11, 2012, by and among Leucadia National Corporation, BEI Jeffvest, LLC  and Jefferies Group, Inc. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Jefferies Group, Inc. on November 13, 2012).

99.3
Agreement as to Joint Filing of Schedule 13D, dated of September 22, 2011, by and among Leucadia National Corporation, Phlcorp Holding LLC, Baldwin Enterprises, Inc. and BEI Jeffvest, LLC, as required by Rule 13d-1(k)(1) (incorporated by reference to Exhibit 2 to the Schedule 13D/A filed October 23, 2011).